

August 5, 2011

Via E-mail
Mr. Lowell C. McAdam
President and Chief Executive Officer
Verizon Communications Inc.
140 West Street
New York, NY 10007

>   **Re: Verizon Communications Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-08606**

Dear Mr. McAdam:

We have reviewed your letter dated July 22, 2011 and have the following comments. Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Summary Compensation Table, page 44

1. We note your response to comment 1 from our letter dated June 28, 2011, but observe that treatment of the discretionary component of the PSU Award as part of your equity incentive plan has had and, may in the future, have the effect of under reporting compensation in the Summary Compensation Table. Evidenced by the 2008-2010 PSU Award, the estimated aggregate value for the plan does not reflect any potential award for the discretionary portion of the plan. As explained in comment 2, we believe that the discretionary component of the PSU Award constitutes a second discrete award with grant date commensurate with settlement. Within CD&A please continue to describe the parameters of the discretionary Second Component in the year in which those parameters are set, but report the amount awarded in the table for the year in which the award is paid in accordance with comment 2 below.

2. In response to prior comment 3.b.b from our letter dated June 28, 2011, you state that you determined a grant date of the 2008-2010 PSU Award to be the date that the Committee and the independent members of the Board approved the award in the first quarter of

2008. You further state that the key terms and conditions of the award, including those contained in the Addendum, were communicated to the recipient within a relatively short period of time. With respect only to the "Second Component" of the PSU Award as provided for in the Addendum to the Chairman and CEO, we do not believe a mutual understanding of the key terms and conditions occurred between the Company and the Chairman and CEO in the first quarter of 2008 in accordance with the definition of a grant date in ASC 718-10-20 and the additional guidance in ASC 718-10-55-81 through 55-83. Specifically, we believe a mutual understanding did not occur in the first quarter of 2008 due to the Committee's sole discretion to determine the size of any additional payment pursuant to paragraph three of the Addendum and the highly subjective nature of "strategic initiatives" (i) developing Verizon's executive talent pool and preparing for Verizon's succession plan, (ii) maintaining Verizon Wireless' market leadership position, and (v) participating in and providing leadership to various industry forums and policy initiatives. Accordingly, we believe the grant date for this Second Component of the PSU Award occurred upon settlement, and that your Summary Compensation Table should be revised in future filings to report the payout amount for the Second Component under the Stock Awards column, in addition to the grant-date fair value of any "First Component" awards granted. Similarly, revise the Grants of Plan-Based Awards table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director